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                                                                       EXHIBIT 1


For immediate release
May 15, 1996

     (DULUTH, MINNESOTA - MAY 15, 1996) Lakehead Pipe Line Partners, L.P. today announced the receipt of a draft order on rehearing by the Federal Energy Regulatory Commission (FERC). The FERC draft order (Opinion No. 397-A) denied rehearing and modified FERC Opinion No. 397 which was issued on June 15, 1995 in Phase I of Lakehead's FERC rate proceedings. The modification of Opinion No. 397, if upheld, will reduce Lakehead's earnings both currently and in the future, will have a negative effect on its ability to increase cash distribution levels and may, in combination with the Lakehead's capital expenditure plans, impact the current cash distribution level.

In today's ruling, the FERC has upheld previous findings that were favorable to Lakehead, including the applicability of FERC's Opinion No. 154-B regulatory methodology. In Opinion No. 397, FERC permitted Lakehead to collect a tax allowance commensurate with the General Partner's, and other corporate interests, share of partnership taxable income. In today's order, despite concerns expressed by members of Congress and public unitholders, the FERC has further limited the income tax allowance. The Order denies Lakehead's entitlement to any income tax allowance in connection with "curative allocations" which cause the General Partner's proportion of taxable income to be greater than its proportion of ownership in Lakehead.

At March 31, 1996, Lakehead has provided a total rate refund reserve of $83.9 million. The Opinion, if upheld, will require additional refunds, and additionally reduce Lakehead's future income. Lakehead believes it has sufficient liquidity to pay the additional refunds. However, Lakehead has committed to significant capital expenditures to expand its pipeline system and is considering a further program of expansion in 1997. In view of the reduction in liquidity available to Lakehead from the Opinion, Lakehead will be considering alternatives for funding the capacity expansions including implications to the level of cash distributions.


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Lakehead still believes the decision contradicts legislation passed by the U.S.
Congress, which sanctioned the use of natural resource based publicly traded partnerships. For this reason, Lakehead intends to challenge Opinion No. 397 and 397-A at the U.S. Court of Appeals.

The Preference Units of Lakehead Pipe Line Partners, L.P. are traded on the New York Stock Exchange under the symbol LHP.


For further information contact:

     Ron Karlen
     Manager, Investor Relations
     Telephone: (218) 725-0570 or (800) 525-3999
     Facsimile:  (218) 725-0169



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